April 20, 2007


By facsimile to (713) 228-1331 and U.S. Mail


Mr. Timothy E. Vail
President and Chief Executive Officer
Synthesis Energy Systems, Inc.
6330 West Loop South, Suite 300
Houston, TX 77401

Re:	Synthesis Energy Systems, Inc.
	Pre-effective Amendments 1 and 2 to Registration Statement on
Form SB-2
	Filed March 30, 2007
File No. 333-140367

Dear Mr. Vail:

	We reviewed the filings and have the comments below.

Prospectus` Front Cover Page

1. We note the price range you have included in response to prior comment 2. Please note that the range must be your bona fide estimate of the range within which the shares will be sold. For this purpose, we consider a range of $2.00 for an offering of less than $20.00 per share to be reasonable. Please narrow your range accordingly.

Forward Looking Statements, page 14

2. Refer to prior comments 4 and 8. SES will continue to be ineligible to rely on the safe harbor provision for forward-looking statements made in connection with the offer and sales of shares under this prospectus even after it becomes subject to the reporting requirements under the Exchange Act since this is the initial public offering of the company`s stock. See section 27A(b)(2)(D) of the Securities Act. In addition, the company appears to be a penny stock issuer and is ineligible to rely on the safe harbor for this reason as well. See section 27A(b)(1)(C) of the Securities Act and section
21E(b)(1)(C) of the Exchange Act. Therefore, please remove the statement that the registration statement contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act as well as the statement the company will be eligible to rely on the safe harbor once it becomes a reporting company.

Current Projects, page 22

3. We note the disclosure in this subsection`s last paragraph that SES entered into a memorandum of understanding with Golden Concord Holdings Ltd. for the construction of a plant in Inner Mongolia and is negotiating various documents related to this project. Confirm that SES will file the agreements as exhibits to the registration statement if they are executed before the registration statement`s effectiveness or that SES will file the agreements as exhibits during the reporting period covered by a Form 10-QSB or Form 10-KSB if they are executed after the registration statement`s effectiveness.

Selling Stockholders, page 29

4. Refer to prior comment 12. As requested previously, disclose the natural person or persons who exercise the sole or shared voting and dispositive powers for the shares to be offered by ATC Trustees.

Consolidated Statement of Stockholders` Equity, page F-5

5. It appears to us that the historical statement of stockholders` equity should reflect as outstanding the shares issued to the former shareholders of Synthesis Florida or should reflect the shares retained by the former shareholders of Tamborine as being issued as a result of the reverse acquisition. Please revise or clarify.

Note 1.  Summary of Significant Accounting Policies, (a)
Organization
and Description of the Business, page F-7

6. We note your response to prior comment 25. However, it is still unclear to us how these entities were under common control prior to the restructuring. In this regard, please tell us the ownership interests of Synthesis Energy Systems, Inc., International Hydrogen
Technologies, Inc., Innovative Engines, Inc., and Synthesis Energy Systems, LLC prior to the restructuring that formed Synthesis Florida and demonstrate that these entities were under common control for all periods presented. Refer to EITF 02-5.


Note 2.  Accounting for Stock-Based Compensation, page F-28

7. It appears that you did not include the amounts representing total stock-based employee compensation expense determined under the fair value-based method for all awards required by paragraph 84(c) of SFAS
123(R) in your prior period pro forma presentation. Please advise or clarify your disclosures.

Note 3.  Intangible Asset, page F-30

8. We note your response to prior comment 28. However, given that your shares are thinly-traded, please tell us what consideration you gave to the share price related to the August 2006 private placement as being a factor in determining the fair value of the shares issued to GTI.

Note 7.  Subsequent Events, page F-31

9. We note your disclosures related to prior comment 26. However, it is not clear to us if there are still circumstances that may require you to redeem shares for cash and if you have evaluated this contingency pursuant to SFAS 5. Please clarify.

Exhibit 10.16

10. Section 15.1 of exhibit 10.16 refers to attachments. As noted in prior comment 31, absent an order granting confidential treatment,
Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules.
Please refile the exhibit in its entirety to include all attachments.

Other

11. We note that you did not file a marked or redlined version of changed materials in either pre-effective amendment to the registration statement. Rule 301 of Regulation S-T requires the filing of a marked or redlined version of changed materials.
Please
comply with the rule`s requirement in future filings.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, SES may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SES thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SES and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SES requests acceleration of the registration statement`s effectiveness, SES should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SES from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SES may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SES provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-

3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Robert G. Reedy, Esq.
	Porter & Hedges, L.L.P.
	1000 Main Street, 36th Floor
	Houston, TX 77002



Mr. Timothy E. Vail
April 20, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE